Exhibit 14.2

AERKOMM INC.

CODE OF PROFESSIONAL CONDUCT FOR

CHIEF EXECUTIVE AND SENIOR FINANCIAL OFFICERS

The mission of Aerkomm Inc. (the “Company”) includes the promotion of professional and ethical conduct in the financial management of its organization. The Company’s Chief Executive Officer (“CEO”) and all senior financial officers of the Company, including the Chief Financial Officer (“CFO”), hold an important and elevated role in corporate governance in that they are uniquely capable and empowered to ensure that all shareholders’ interests are appropriately balanced, protected and preserved. The Company has a Code of Business Conduct and Ethics applicable to all employees of the Company. The CEO, CFO, Executive Vice Presidents, and all senior financial officers of the Company are bound by the provisions set forth therein relating to ethical conduct, conflicts of interest, and compliance with the law.

In addition to the Code of Business Conduct and Ethics, the CEO, CFO, Executive Vice Presidents, and all senior financial officers of the Company are subject to the following additional specific policies:

1.	The CEO and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the Securities and Exchange Commission (“SEC”). Accordingly, it is the responsibility of the CEO and each senior financial officer promptly to bring to the attention of the Disclosure Committee (consisting of the CFO, the Controller, the General Counsel, the group Vice Presidents and Corporate Finance representatives) any material information which he or she may become aware of that affects the disclosures made by the Company in its public filings or otherwise assist the Disclosure Committee in fulfilling its responsibilities in preparation of the Company’s Financial Reporting and Disclosures.

2.	The CEO and each senior financial officer shall promptly bring to the attention of the Disclosure Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosure, or internal controls.

3.	The CEO and each senior financial officer shall promptly bring to the attention of the CFO, the General Counsel and/or the Audit Committee, any information he or she may have concerning evidence of a material violation of (a) the securities, federal, or state laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof; or (b) any violation of the Company’s Code of Professional Conduct, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

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4.	The Board of Directors shall determine, or designate appropriate persons to determine, proper actions to be taken in the event of violations of this Code of Professional Conduct or of the additional policies applicable to the CEO and the Company’s senior financial officers. Such action shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code of Professional Conduct and to these additional policies.

5.	The Board shall provide written notice(s) to the individual(s) in violation of this Code of Professional Conduct that the Board has determined there has been a violation, and that censure by the Board will result in demotion or re-assignment of the individual(s) involved, suspension - with or without pay or benefits (as determined by the Board), and/or termination of the individual(s) employment with this Company. In determining what action(s) are appropriate in a particular case, the Board of Directors, or such designee, shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or a series of repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual(s) in question had been advised prior to the violation as to the proper course of action and whether or not these individual(s) had committed other violations in the past.

In addition to these added policies, the CEO, CFO, Executive Vice Presidents, and all senior financial officers of the Company agree to:

●	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in their personal and professional relationships.

●	Provide shareholders with information that is accurate, complete, objective, fair, relevant, timely and understandable.

●	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.

●	Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose, and refrain from using such information for personal gain or advantage.

●	Share knowledge and maintain professional skills important and relevant to shareholder’s needs.

●	Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community.

●	Achieve responsible use, control, and stewardship over all the Company’s assets and resources that are employed or entrusted to us.

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●	Not unduly or fraudulently influence, coerce, manipulate, or mislead any authorized audit or interfere with any auditor engaged in the performance of an internal or independent audit of the Company’s financial statements or accounting books and records.

If you are aware of any suspected or known violations of this Code of Professional Conduct or any other Company policies or guidelines, you have a duty to promptly report such concerns to the Company’s Corporate Counsel. The procedures to be followed for such a report are outlined in the Company’s Code of Business Conduct and Ethics. The Corporate Counsel will see that the report is channeled to the appropriate Committee of the Board of Directors.

The Company will handle all inquiries discreetly and make every effort to maintain, within the limits allowed by law, the confidentiality of anyone requesting guidance or reporting questionable behavior and/or a compliance concern. It is the Company’s intention that this Code of Professional Conduct be its written code of ethics under Section 406 of the Sarbanes-Oxley Act of 2002 complying with the standards set forth in Securities and Exchange Commission Regulation S-K Item 406.

Adopted by Resolution of the Board of Directors

July 31, 2017

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